June 14, 2013

Mr. Larry Spirgel

Assistant Director

U.S. Securities and Exchange Commission

Washington, D.C. 20549

Re:	Lightyear Network Solutions, Inc.
Preliminary Merger Proxy Statement on Schedule 14A
Filed June 4, 2013
File No. 000-24835

Dear Mr. Spirgel:

The following sets forth the response of Lightyear Network Solutions, Inc. (the “Company”) to the comments contained in your correspondence dated June 12, 2013 for the filing listed above.

Fairness of the Transaction, page 31

SEC Comment #1:

We note the description of the fairness opinion prepared by Burnham Securities. We further note that Burnham relied on projections when preparing the fairness opinion. Please revise your description of the fairness of the transaction to disclose the projections and forecasts provided to Burnham by Lightyear.

Management’s Response to Comment #1:

In response to the Staff’s comment, the Company has revised the disclosure to present in tabular form the key financial metrics derived from the projections and forecasts provided to Burnham by the Company upon which Burnham focused in preparing its fairness opinion. The table of projected financial information presents the metric, the methodology in which Burnham used the metric, and the data for years 2012 through 2015.

Annex C, page C-4

SEC Comment #2:

We note the statement that “this Opinion is solely for the information of the Special Committee” in the fairness opinion provided by Burnham Securities, Inc. Because it is inconsistent with the disclosures relating to the opinion, the limitation should be deleted. Alternatively, disclose the basis for Burnham’s belief that shareholders cannot rely upon the opinion to support any claims against Burnham arising under applicable state law. Describe any applicable state-law authority regarding the availability of such a potential defense. In the absence of applicable state-law authority, disclose that the availability of such a defense will be resolved by a court of competent jurisdiction. Also disclose that resolution of the question of the availability of such a defense will have no effect on the rights and responsibilities of the board of directors under applicable state law. Further disclose that the availability of such a state-law defense to Burnham would have no effect on the rights and responsibilities of either Burnham or the board of directors under the federal securities laws.

1901 Eastpoint Parkway, Louisville, KY 40223

Management’s Response to Comment #2:

In response to the Staff’s comment, the Company advises the Staff that it has included in its Amendment No. 1 to above-referenced Preliminary Merger Proxy Statement on Schedule 14A a revised opinion of Burnham Securities, Inc. as Annex C that removes the word “solely” from the statement cited in the Staff’s Comment #2.

Requested Acknowledgment

Lightyear Network Solutions, Inc. acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact John Greive, General Counsel, at (502) 410-1508 or me at (502) 410-1507 if you have any questions.

Sincerely,

/s/ Stephen M. Lochmueller

Stephen M. Lochmueller
Chief Executive Officer

Copy to:	Mr. John Greive
Mr. James Giesel

1901 Eastpoint Parkway, Louisville, KY 40223